FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 06, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

6 June 2012

Sub-Division and Consolidation of Ordinary Shares
Cancellation of Deferred Shares of £0.15

In accordance with LR 9.6.4, The Royal Bank of Scotland Group plc ("the Group") announces that following approval at the Annual General Meeting held on 30 May 2012 the Group's 59,554,319,127 Ordinary Shares of 25p each, in issue at the record date of 1 June 2012, have been sub-divided and consolidated into 5,955,431,912 Ordinary Shares of £1 each.

In connection with the consolidation, the Group intends to effect a change to the American depositary share ("ADS") ratio for its American depositary receipt programme from one ADS representing twenty Ordinary Shares to one ADS representing two Ordinary Shares of £1 each

A separate announcement will made in accordance with DTR 5.6.1A detailing voting rights.

The Group has cancelled all of the 59,554,319,127 Deferred Shares of £0.15 each created by virtue of the sub-division for nil consideration in accordance with their terms. Such cancellation became effective as of the date of this announcement.

Contact

Jason Knauf
Head of Group Media Centre
0131 523 4414

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 June 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary